345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

May 6, 2013

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LiveDeal, Inc. Registration Statement on Form S-3 Filed March 20, 2013 File No. 333-187397

Dear Mr. Shuman:

We are submitting this correspondence in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on April 4, 2013. The discussion below sets forth each comment and our response to each.

Exhibit 5.1

1.	We will accept opinions of counsel on a jurisdiction in which counsel is not admitted to practice as long as counsel does not imply that it is not qualified to opine on the law of the relevant jurisdiction. In this regard, please have counsel revise its legality opinion to remove the statement that it is “not admitted to practice in the State of Nevada.” Refer to Section II.B.3.b. of Staff Legal Bulletin (“SLB”) No. 19.

In response to the Staff’s comment, we have removed the statement as requested.

Exhibit 5.2

2.	We note the statement in the final paragraph of the opinion that it “has been prepared solely for use in connection with the transmitting for filing of the registration statement on the date of this opinion and may be relied upon for no other purpose without our prior written consent.” The opinion may not contain language that expressly prohibits or implies that investors are not entitled to rely on the opinion. Please revise. Refer to Section II.B.3.d. of SLB No. 19.

In response to the Staff’s comment, we have revised the opinion to delete the statement.

Cordially,

/s/ Tahra T. Wright